Exhibit 99.3

ELBIT IMAGING LTD.

(THE "COMPANY")

PROXY

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

The undersigned hereby appoints Messrs. Adam Klein, Netanel Derovan and Yoni Henner, external counsel to the Company, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares in the Company which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, located at 2 Weitzman Street, Tel Aviv, Israel, on December 15, 2011 at 11:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” ALL THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

Proposal 1: To re-elect the following members of the Company's Board of Directors:

1.1.	Mordechay Zisser	☐ for	☐ against	☐ abstain

1.2.	Shimon Yitzhaki	☐ for	☐ against	☐ abstain

1.3.	David Rubner	☐ for	☐ against	☐ abstain

1.4.	Moshe Lion	☐ for	☐ against	☐ abstain

1.5.	Shmuel Peretz	☐ for	☐ against	☐ abstain

Proposal 2:  To re-elect Ms. Elina Frenkel Ronen as an external director of the Company.

By signing this Proxy, the undersigned hereby certifies that the undersigned is not a controlling shareholder of the Company and has no “personal interest” (excluding a personal interest that is not a result of ties to a controlling shareholder) in Proposal 2 under the Israeli Companies Law. See page 7 of the Proxy Statement for more information.

☐ for   ☐ against   ☐ abstain

Proposal 3:  To approve amendments to the following Articles in the Company's Articles of Association:

3.1.	Article 57	☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in Proposal 3.1 under the Israeli Companies Law. See page 11 of the Proxy Statement for more information.

3.2.	Article 42(b)	☐ for	☐ against	☐ abstain

3.3.	Article 33(a)	☐ for	☐ against	☐ abstain

Proposal 4:  To approve an amendment to the indemnification letter of directors and controlling shareholders.

4.1.	For directors who are not controlling shareholders	☐ for	☐ against	☐ abstain

4.2.	For directors who are controlling shareholders	☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in Proposal 4.2 under the Israeli Companies Law. See page 12 of the Proxy Statement for more information.

Proposal 5:  To approve liability insurance covering directors and controlling shareholders.

5.1.	For directors who are not controlling shareholders	☐ for	☐ against	☐ abstain

5.2.	For directors who are controlling shareholders	☐ for	☐ against	☐ abstain

By signing this Proxy, the undersigned hereby certifies that the undersigned has no “personal interest” in Proposal 5.2 under the Israeli Companies Law. See page 14 of the Proxy Statement for more information.

Proposal 6:  To re-appoint Brightman Almagor Zohar & Co., a member of Deloitte, as the Company's independent auditors.

☐ for   ☐ against   ☐ abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice and Proxy Statement of the Company relating to the Annual General Meeting.

___________________
Signature of Shareholder     Date: __________, 2011

___________________
Signature of Shareholder     Date: __________, 2011

Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.